SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A_

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2010 Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s 2010 Annual General Meeting of Shareholders

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: November 18, 2010

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 10 a.m., Israel time, on Wednesday, December 29, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposals 1 through 9, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 18, 2010

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 10 a.m. Israel time, on Wednesday, December 29, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

1.           To re-elect to the Company’s board of directors (the “Board of Directors”) four (4) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2010 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           Ratification and approval of the Company's insurance policies concerning insurance of directors’ and officers' liability, including as directors and officers of the Company's subsidiaries.

4.           To approve an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the Company's controlling shareholder;

5.           To approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan;

6.           To approve a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the company, under the Company's 2006 Israeli Incentive Compensation Plan;

7.           To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 2006 Israeli Incentive Compensation Plan;

8.           To elect Mr. Chaim Labenski as an external director of the Company for a three-year term and to approve the compensation terms of Mr. Labenski as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan; and

9.           To re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2011 and to approve the compensation terms of Ms. Garti-Seroussi as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan;

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2009.  These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on November 23, 2010 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders.  The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 18, 2010

ii

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 10 a.m., Israel time, on Wednesday, December 29, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To re-elect to the Board of Directors four (4) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2010 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           Ratification and approval of the Company's insurance policies concerning insurance of directors’ and officers' liability, including as directors and officers of the Company's subsidiaries.

4.           To approve an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President, and Chief Executive Officer, who is also considered the Company's controlling shareholder;

5.           To approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan;

6.           To approve a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the company, under the Company's 2006 Israeli Incentive Compensation Plan;

7.           To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 2006 Israeli Incentive Compensation Plan;

8.           To elect Mr. Chaim Labenski as an external director of the Company for a three-year term and to approve the compensation terms of Mr. Labenski as external director of the Company; and

9.           To re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2011 and to approve the compensation terms of Ms. Garti-Seroussi as external director of the Company;

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2009.  These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 through 3 and 6 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 8 and 9 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Shareholders who do not indicate whether or not they are controlling shareholders of the Company or someone on their behalf will not be eligible to vote their Shares as to such proposals.

The approval of each of Proposals No. 4, 5 and 7 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 4, 5 and 7. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)            a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)           a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Israeli Companies Law of 1999 (the “Companies Law”).

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
 EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed.  Shares represented by executed and unrevoked proxies will be voted at the Meeting.  To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 4, 5 and 7 through 9).  If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.  Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Note for Shareholders in “Street Name”

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposals on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than December 3, 2010.  Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting.  Proxies will be mailed to shareholders on or about November 26, 2010 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company.  The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 16,536,708 Shares outstanding as of November 15, 2010 (such number excludes (i) 363,573 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 14,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 15, 2010 or within 60 days thereafter).  Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS FOUR (4) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, four (4) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute, our Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

The nominees have indicated to the Company their availability for re-election and have declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director and specified the said qualifications; and (ii) that the limitations specified in sections 226 and 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement.  In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 15, 2010:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Shlomo (Tom) Wyler(i)	2001	Chief Executive Officer and President of the Company	44.11% (2)
Dana Tamir-Tavor(ii)(iii)	2000	Chief Operations Officer at Comverse MMS	0.22% (3)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.42% (4)
Danny Lustiger	2010	President and Chief Executive Officer at Cupron Inc.	0.04%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)(ii)(iii)	2008	General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa	0.04%
Itzik Wulkan (ii)(iii)	2007	Independent Entrepreneur	0.04%

(1)
The beneficial ownership is calculated based on 16,536,708 Shares outstanding as of November 15, 2010. Such number excludes (i) 363,573 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 14,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 15, 2010 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares.  Shares subject to options that are currently exercisable or exercisable within 60 days of November 15, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)	Including 100,000 options that are currently exercisable or exercisable within 60 days as of November 15, 2010.
(3)	Consisting of 30,000 options that are currently exercisable or exercisable within 60 days as of November 15, 2010.
(4)	Including 55,000 options that are currently exercisable or exercisable within 60 days as of November 15, 2010.

(i) Member of the investment committee.
(ii) Member of the compensation committee.
(iii) Member of the audit committee.

Shlomo (Tom) Wyler serves as a President, Chief Executive Officer and a member our Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

Dana Tamir-Tavor joined our board of directors in September 2000. Presently, Ms. Tamir serves as the Chief of Staff of the VAS Group in Comverse after having served as the co-manager of the Indian offshore operation for Comverse. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive Corp. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the Israeli Defense Forces and European armies.

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the board of directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the President of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide, and in the past was an editor at Globes, a leading Israeli financial daily paper. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2007, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

The compensation paid to Mr. Wyler will be as proposed under Proposals 4 and 7 below. Mr. Wyler was also granted options to purchase Shares and restricted shares. For information on the terms of such options and restricted shares, see the Company's proxy statements as filed with the SEC on November 18, 2004 and November 7, 2007, respectively.

The compensation paid to Mr. Hilman will remain unchanged, except as detailed under Proposal 6 below. For information on the compensation terms of Mr. Hilman, see the Company's proxy statement as filed with the SEC on September 2, 2009. Mr. Hilman was also granted options to purchase Shares and restricted shares. For information on the terms of such options and restricted shares, see the Company's proxy statements as filed with the SEC on November 18, 2004, October 5, 2006, September 2, 2009 and November 7, 2007, respectively.

The compensation paid to Ms. Tamir-Tavor will remain unchanged, except as detailed under Proposal 6 below. For information on the compensation terms of Ms. Tamir-Tavor, see the Company's proxy statement as filed with the SEC on November 5, 2002. Ms. Tamir-Tavor was also granted options to purchase Shares and restricted shares. For information on the terms of such options and restricted shares, see the Company's proxy statements as filed with the SEC on November 18, 2004, October 5, 2006, and November 7, 2007, respectively.

The compensation paid to Mr. Lustiger will remain unchanged, except as detailed under Proposal 6 below. For information on the compensation terms of Mr. Lustiger, see the Company's proxy statements as filed with the SEC on November 5, 2002 and on March 29, 2010. Mr. Lustiger was also granted options to purchase Shares and restricted shares. For information on the terms of such options and restricted shares, see the Company's proxy statement as filed with the SEC on March 29, 2010.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company's directors. Pursuant to the Company's articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company's current external directors, Ms. Orli Garti-Seroussi and Mr. Itzhak Wulkan, will end on January 30, 2011 and December 20, 2010, respectively. For additional information regarding the proposed nomination of Chaim Labenski and the proposed re-election of Orli Garti-Seroussi, as external directors of the Company, see Proposals No. 8 and 9, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler, Hilman and Lustiger and Ms. Tamir-Tavor as directors of the Company, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
 YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL
 YEAR ENDED DECEMBER 31, 2010 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
 UPON THE RECOMMENDATION OF THE COMPANY’S AUDIT COMMITTEE, TO
DETERMINE THE AUDITORS' REMUNERATION TO BE FIXED IN ACCORDANCE WITH
 THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH
 FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending on December 31, 2010 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company's auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors for the fiscal year ending on December 31, 2010, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

RATIFICATION AND APPROVAL OF THE COMPANY'S INSURANCE POLICIES
CONCERNING INSURANCE OF DIRECTORS’ AND OFFICERS' LIABILITY, INCLUDING
 AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES

In October 2009, our shareholders approved the future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on April 1, 2010 and ending on March 31, 2011. The maximum coverage amount under such policy and the maximum premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

Due to the negotiations held at that time by the Company and S.A. Vitec for the sale of the Company's video business to subsidiaries of S.A. Vitec, our insurers did not agree to sell a new insurance policy and the existing policy at that time was prolonged, under the same terms, until July 31, 2010. Following the closing on July 1, 2010 of the transaction for the sale of the video business of the Company, a new insurance policy was purchased by the Company. Such  policy covers a total liability of US $10,000,000 and the premium paid by the Company with respect to such insurance policy is approximately US $53,000. The policy is for a one-year period and is due to expire on July 31, 2011.

Following the approval by the Audit Committee and Board of Directors, it is proposed to ratify and approve the purchase by the Company of the following insurance policies: (i) an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries for the period commencing on April 1, 2010 and ending on July 31, 2010; (ii) an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries for the period  commencing on August 1, 2010 and ending on July 31, 2011; and (iii)  a future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2011 and ending on July 31, 2012. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company's purchase of insurance policies with respect to directors' and officers' liability, including as directors of officers of the Company's subsidiary for, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, ratified and approved. ”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF AN EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND MR.
SHLOMO (TOM) WYLER, THE COMPANY'S PRESIDENT, AND CHIEF EXECUTIVE
 OFFICER, WHO IS ALSO CONSIDERED THE COMPANY'S CONTROLLING
 SHAREHOLDER

Following the approval by the Company's compensation committee (the "Compensation Committee"), the Audit Committee and the Board of Directors, it is proposed to approve an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the President and Chief Executive Officer, who is also considered the controlling shareholder of the Company1, with respect to Mr. Wyler's service as President and Chief Executive Officer of the Company (the "Employment Agreement").

The following is a summary of the principal terms of the Employment Agreement:

Services: Mr. Wyler will continue his service as President and Chief Executive Officer of the Company. Mr. Wyler will be subject to the Board of Directors and will report regularly to the Board of Directors.

Salary:  The gross monthly payment in consideration for Mr. Wyler's services as Chief Executive Officer of the Company will be NIS 40,000.

Social Benefits: Mr. Wyler shall be entitled to managers' insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa).

Other Benefits: The Company shall provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop, desktop computer, and printer and shall bear all installation costs and all expenses related thereto. The Company shall also bear Mr. Wyler's fuel expenses. All such expenses borne by the Company are included in the reimbursement of expenses agreement between Mr. Wyler and the Company. For additional information, see section "Effectiveness of Existing Agreements" below. Mr. Wyler shall also be entitled to medical insurance.

1           For information regarding the beneficial ownership of Shares held by Mr. Wyler, see Proposal No. 1 above.

Bonuses: Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the Employment Agreement. In addition, the Board of Directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2011 (for the fiscal year 2010) which shall not exceed twice Mr. Wyler's monthly salary. Although the Board of Directors was authorized to grant such bonuses to Mr. Wyler pursuant to his previous employment agreement ending on October 1, 2010, no such bonuses have been granted during such period.

Confidentiality and Non Competition Undertakings: Mr. Wyler has undertaken towards the Company confidentiality and non-competition undertakings.

Term: The Employment Agreement is for a three-year term commencing retroactively on October 1, 2010.

Any party to the Employment Agreement may terminate it by providing the other party with a 4-month advance written notice. At the Company's discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company's approval. The Company may elect to pay Mr. Wyler a one-time payment for such advance notice period.

Notwithstanding the above, the Company may terminate the Employment Agreement and Mr. Wyler's employment immediately for Cause, as such term is defined in the Employment Agreement.

Effectiveness of Existing Agreements: The Employment Agreement does not derogate from any other rights granted to Mr. Wyler, including inter alia, Mr. Wyler's options to purchase Shares as approved by the Company's shareholders on December 16, 2004, Mr. Wyler's restricted shares as approved by the Company's shareholders on December 20, 2007 and Mr. Wyler's right for reimbursement of expenses in an aggregate annual amount that shall not exceed $50,000 as approved by the Company's shareholders on November 8, 2006.

The Reasoning for the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

The Compensation Committee, Audit Committee and Board of directors stated in their approval of the Employment Agreement that the proposed Employment Agreement is intended to compensate Mr. Wyler for his service as President and Chief Executive Officer of the Company and his continued contribution to the Company's development. The Compensation Committee, Audit Committee and Board of Directors further noted that the terms of the proposed Employment Agreement are reasonable, taking into consideration, among other things, the services performed by Mr. Wyler in the Company, the overall compensation received by Mr. Wyler from the Company (including the proposed compensation detailed under Proposals 5 and 7 below) and comparable compensation paid to senior officers in companies of the size of the Company. In light of all of the above, the Compensation Committee, Audit Committee and Board of Directors concluded that the proposed Employment Agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Employment Agreement between the Company and Mr. Tom Wyler, the President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, having been approved by the Compensation Committee, Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A GRANT OF 200,000 OPTIONS EXERCISABLE INTO 200,000 ORDINARY
 SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO MR. SHLOMO (TOM)
WYLER, THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER , WHO IS
 ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY, UNDER
 THE COMPANY'S 1999 ISRAELI SHARE OPTION PLAN

Following the expiration on December 5, 2009 of the 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company which were granted to Mr. Wyler following our shareholders' approval on December 5, 2001 and following the approval by the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed to approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company (the "Options") to Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company under the Company's 1999 Israeli Share Option Plan (the "1999 Plan").

The following is a short summary of the principal terms of the Options:

Terms of the Options

As of November 15, 2010, the Options to be granted to Mr. Wyler constitute (assuming their full exercise) approximately 1.19% of the Company’s issued share capital and voting rights2 (and approximately 1.16% of the Company’s issued share capital and voting rights, on a fully diluted basis3.

The Options will be granted to Mr. Wyler without consideration and will vest during a four-year period as of their date of grant (25% each year) (the "Vesting Periods").

The Options may not be exercised following their 10th anniversary.

Consideration

The exercise price of each Option will be the average closing price of the Company's Shares on Nasdaq Global Market during the 30-days period to the resolutions of the Board of Directors on the grant of the Options to Mr. Wyler, i.e. November 17, 2010.

2
Excluding 363,573 Shares held by the Company and 14,000 Shares issued to a trustee under the ompany's 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 15, 2010 or within 60 days thereafter.

3
Excluding 363,573 Shares held by the Company and taking into consideration the exercise of 515,850  options and warrants exercisable into 515,850 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

    Adjustments

The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

Termination of relationship between the Company and Mr. Wyler

Termination of Relationship as a Service Provider.  If Mr. Wyler ceases to be a Service Provider4, and other than upon Mr. Wyler’s death or Disability5, Mr. Wyler may exercise his Options within ninety (90) days following Mr. Wyler’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Wyler is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Wyler does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Disability of Optionee.  If Mr. Wyler ceases to be a Service Provider as a result of Mr. Wyler’s Disability6, Mr. Wyler may exercise his Options within twelve (12) months following Mr. Wyler’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Wyler is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Wyler does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Death of Optionee.  If Mr. Wyler dies (God forbids) while a Service Provider, the Options may be exercised within twelve (12) months following the Optionee’s death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of the Options as set forth above). If, on the date of termination, Mr. Wyler is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Lustiger does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Non-Transferability of Options

The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of Mr. Wyler, only by Mr. Wyler.

Date of Grant

The grant of the Options will be made on the first trading day following the receipt of the Company's shareholders' approval for such grant (the "Date of Grant").

4	For the purpose of the 1999 Plan, "Service Provider" means an Employee, Director or Consultant.
5	For the purpose of the 1999 Plan, “Disability” means disability resulting in the inability to perform services for the Company for six months or more.
6	See supra note 5

Taxation

The Company may not recognize expenses pertaining to the Options for tax purposes.

All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the 1999 Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of Mr. Wyler in connection with any of the foregoing shall be borne solely by Mr. Wyler.

Board of Directors’ Discretion

Under the 1999 Plan, the Board of Directors has discretion regarding certain items under the Plan, inter alia, its administration and construction and interpretation of the terms of the 1999 Plan.

Fair Value of the Options

The Company estimates the fair value of the Options proposed to be granted using the Black-Scholes-Merton option pricing model. The model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected term of the Options. Expected volatility is calculated based upon actual historical stock price movements. The expected term of the Options represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. Upon the adoption of SFAS 123(R), the Company elected to use the simplified method to estimate the expected option term. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The fair value was estimated at the date of Board of Directors' approval using the following weighted average assumptions: Volatility 61%, Risk-free interest rate 1.51%, Dividend yield 0% and Expected life of 4.75 years.

Accordingly, the fair value of the Options is estimated at approximately $128,000.

The Reasoning for  the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

The Compensation Committee, Audit Committee and Board of Directors stated in their approval of the proposed grant of Options to Mr. Wyler and that the proposed grant is intended to compensate Mr. Wyler for his service as Chief Executive Officer and President of the Company, and in particular, for the successful signing of the asset purchase agreement for the sale of the Company's video technologies business to Optibase Technologies Ltd. and the entering into the real estate transactions by the Company. The Options proposed to be granted to Mr. Wyler are intended to encourage him to continue his contribution for the development of the Company. The Compensation Committee, Audit Committee and Board of Directors further stated that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation paid to Mr. Wyler for his services. In light of all of the above, the Compensation Committee, Audit Committee and Board of Directors concluded that the proposed grant is to the Company's benefit.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of 200,000 options to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company under the Company's 1999 Israeli Share Option Plan, having been approved by the Compensation Committee, Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
 COMPANY, IN THREE EQUAL CONSECUTIVE ANNUAL GRANTS, TO MR. ALEX
HILMAN, MS. DANA TAMIR-TAVOR AND MR. DANNY LUSTIGER, DIRECTORS OF THE
COMPANY, UNDER THE COMPANY'S 2006 ISRAELI INCENTIVE COMPENSATION PLAN

Following the approval by the Compensation Committee, Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the Company (collectively, the "Restricted Shares" and "Recipients" respectively). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of the Recipients, in accordance with the capital gains tax track selected by the Company, see also the "Taxation" section below.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 15, 2010, approximately 0.22% of the Company's issued share capital and approximately 0.21% of the Company's issued share capital, on a fully diluted basis7.

The following is a short summary of the principal terms of the grant of Restricted Shares to the Recipients:

Administration of the Plan

Subject to applicable law, the Articles of Association of the Company, and any resolution to the contrary by the Board of Directors, the Board of Directors (the "Administrator") is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan.  The Administrator may, at any time, and when applicable, after consultation with the trustee, amend, alter, suspend or terminate the Plan.

Dates of Grant

Each Recipient is entitled to receive 4,000 Restricted Shares on each of the following dates: February 1, 2011, February 1, 2012 and February 1, 2013 (the "Dates of Grant"), provided that the Recipient will serve as a director on each Date of Grant.

Purchase Price

The Restricted Shares shall be granted to the Recipients for no consideration. Upon each grant of the Restricted Shares the Company will capitalize such amount that equals to the par value of the Restricted Shares granted, out of its profits, out of premium paid for Shares, or out of any other item included in its share capital, as required by the Companies Law.

7	Assuming the exercise of 515,850 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

Vesting Periods

The Restricted Shares granted on each Date of Grant shall vest after a two-year period (50% each year) from their Date of Grant (the "Vesting Periods"), subject to the continued employment or service of the Recipients in the Company, see the "Termination of Employment or Service" section below.

Rights of the Restricted Shares

The Restricted Shares shall have all rights and privileges of a shareholder as to the Restricted Shares, and receive dividends or other distributions with respect to the Restricted Shares, except that the Recipients shall not have any voting rights with respect to the Restricted Shares so long as the Restricted Shares have not vested.

All Shares distributed as a dividend or distribution, if any, with respect to Restricted Shares prior to the applicable Vesting Period shall be subject to the same restrictions as the Restricted Shares in respect of which the dividend or distribution was made.

Restrictions on the Restricted Shares

General

Restricted Shares may not be sold, pledged, assigned, transferred, or otherwise encumbered or disposed of for any reason until the latter of (i) the applicable Vesting Period; and (ii) the applicable Holding Period (as such term is defined in the "Taxation" section below).

No vesting under the Plan shall entitle the Recipient to take possession of any shares or become the registered holder thereof until the Holding Period (as such term is defined in section "Taxation" below) has run (if applicable).

Restrictions under U.S. securities law

If a registration statement for the Restricted Shares has not been filed with the U.S. Securities and Exchange Commission, each Recipient may not sell, transfer or otherwise dispose of the Restricted Shares, unless the Restricted Shares are registered under the Securities Act of 1933, as amended (the "Securities Act") or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

Termination of Employment or Service

General

If a Recipient ceases to be a director of the Company for any reason, other than by reason of death, Retirement8, Disability9 or Cause10, then any rights upon vested Restricted Share shall be delivered to the Recipient but only to the extent that they were vested within the date his employment or service terminates. All other Restricted Shares for the benefit of Recipients shall expire upon the date of termination of employment or service.

8
For the purpose of the Plan, "Retirement" means the termination of a Recipient's employment as a result of his/her reaching the earlier of (i) the age of retirement prescribed by Law; or (ii) the age of retirement specified in the Recipient’s employment agreement; or (iii) the Company’s written consent for retirement".

9	For the purpose of the Plan, "Disability" means disability resulting in the inability to perform services for the Company for six months or more.
10
For the purpose of the Plan, "Cause" when used in connection with the termination of a Recipient's employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Recipient, (b) if no such definition exists, then any one of the following: (i) termination of engagement by the Company or an Affiliate, which under Israeli law denies the Recipient’s entitlement to severance pay; (ii) dishonesty towards the Company or an Affiliate, (iii) insubordination with respect to reasonable directives of the Recipient’s direct supervisor or to directives of the Board, (iv) substantial malfeasance or nonfeasance of duty, (v) embezzlement of the Company’s or an Affiliate’s funds, (vi) unauthorized disclosure of confidential information, (vii) conduct substantially prejudicial to the business of the Company or Affiliate, (viii) any substantial breach by the Recipient of his/ her employment or service agreement or any other obligations towards Company or an Affiliate.

Termination of employment or service for Cause

In the event of termination of employment or service of a Recipient for Cause, then any unvested Restricted Shares shall terminate and expire on the day the Recipient is notified of his dismissal. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive.

Termination of employment or service by Reason of Death

If termination of employment or service is by reason of death of the Recipient, then any rights upon vested Restricted Shares shall be delivered to Recipient’s estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

Termination of employment or service by Reason of Retirement or Disability

If termination of employment or service is by reason of Retirement or Disability of the Recipient, the Recipient shall be entitled to any rights upon vested Restricted Shares to be delivered to Recipient's estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

Transfer of Employment or Service

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, Recipient's rights to Restricted Shares shall not be terminated, forfeited or shall not expire solely as a result of the fact that the Recipient's employment or service changes from the Company to an Affiliate11 or vice versa.

Taxation

For the purpose of the grant of the Restricted Shares, the Company elected to follow the capital gains tax track under Section 102 of the Israeli Tax Ordinance [New Version] of 1961.  Under the capital gains tax track, the Restricted Shares must be held by a trustee for a period of 24 months commencing on the day on which the Restricted Shares were granted (the "Holding Period") and generally, the Company may not recognize expenses pertaining to the Restricted Shares for tax purposes.

11
For the purpose of the Plan, "Affiliate" means "a present or future entity that either (i) controls the Company or is controlled by the Company; or (ii) is controlled by the same person or entity that controls the Company".

All tax consequences under any applicable law (other than stamp duty) which may arise from the grant of the Restricted Shares or from the exercise or vesting thereof by or on behalf of the Recipient shall be borne solely by the Recipient. The Recipient shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

Required Approvals for Grant

The grant of the Restricted Shares is subject to the receipt of the requisite shareholder approval for the grant of the Restricted Shares under this Proposal No. 6.

Applicable Law and Jurisdiction

The Plan and documents related thereto is governed by, construed and administered in accordance with the Israeli law. The district courts of Tel Aviv-Jaffa shall be the appropriate and exclusive venue for any disputes arising under and in connection with this Plan and documents related thereto.

The Reasoning for  the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

The Compensation Committee, Audit Committee and Board of Directors stated in their approval of the proposed grant of Restricted Shares that the proposed grant is intended to compensate the directors for their service as directors of the Company and is, therefore, conducted in three equal grants. The Compensation Committee, Audit Committee and Board of Directors further stated that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation of the directors. In light of all of the above, the Compensation Committee, Audit Committee and Board of Directors concluded that the proposed grant to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by the Company of 12,000 Restricted Shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the Company, in accordance with the Company's 2006 Israeli Incentive Compensation Plan, having been approved by the Compensation Committee, Audit Committee and the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
COMPANY, IN THREE EQUAL CONSECUTIVE ANNUAL GRANTS, TO MR. SHLOMO
 (TOM) WYLER, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER, WHO
 IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY,
UNDER THE COMPANY'S 2006 ISRAELI INCENTIVE COMPENSATION PLAN

Following the approval by the Compensation Committee, Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to Mr. Shlomo (Tom) Wyler, the Company's President, and Chief Executive Officer, who is also considered the controlling shareholder of the Company12 (the "Restricted Shares"). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of Mr. Wyler.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute as of November 15, 2010, approximately 0.07% of the Company's issued share capital and approximately 0.07% of the Company's issued share capital, on a fully diluted basis13.

The terms of grant by the Company of the Restricted Shares to Mr. Wyler are identical to the terms of grant of Restricted Shares to the other directors of the Company as discussed in Proposal No. 6 above, except that Mr. Wyler, as the controlling shareholder of the Company, is subject to a different tax treatment, which may also result in the Company not being able to recognize expenses pertaining to the Restricted Shares for tax purposes.

The Reasoning for the Compensation Committee, Audit Committee and Board of Directors for the Approval of This Proposal

The Compensation Committee, Audit Committee and Board of Directors stated in their approval of the proposed grant of the Restricted Shares to Mr. Wyler that the proposed grant is intended to compensate Mr. Wyler for his service as the Company’s Chief Executive Officer and is, therefore, conducted in three equal grants. The Compensation Committee, Audit Committee and Board of Directors further stated that the terms of grant are identical to the terms of grant of Restricted Shares to the other directors of the Company (see Proposal No. 6 above and Proposals 8 through 9 below) and that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation of Mr. Wyler and the Company's directors. In light of all of the above, the Compensation Committee, Audit Committee and Board of Directors concluded that the proposed grant is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by the Company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Shlomo (Tom) Wyler, the Company’s President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, in accordance with the Company's 2006 Israeli Incentive Compensation Plan, having been approved by the Compensation Committee, Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

12	For information regarding the beneficial ownership of Shares held by Mr. Wyler, see Proposal No. 1 above.
13	Assuming the exercise of 515,850 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

Proposal No. 8

ELECTION OF MR. CHAIM LABENSKI AS AN EXTERNAL DIRECTOR FOR A THREE-
YEAR TERM AND APPROVAL OF THE COMPENSATION TERMS OF MR. LABENSKI AS
 EXTERNAL DIRECTOR OF THE COMPANY, INCLUDING THE GRANT OF 12,000
 RESTRICTED SHARES OF THE COMPANY IN THREE EQUAL ANNUAL CONSECUTIVE
GRANTS UNDER THE COMPANY'S 2006 ISRAELI INCENTIVE COMPENSATION PLAN

Itzhak Wulkan will complete his service as an external director of the Company on December 16, 2010. The Company proposes to elect Mr. Chaim Labenski as an external director of the Company in his stead for a 3-year term commencing on the date of his election as our external director by the Company's Shareholders.

Chaim Labenski served as our external director from January 2002 to 2008. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice President and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Aston University, U.K, an M.Sc degree in Engineering Management from Leeds University and Dp.B.A degree in Business Administration from Manchester Business School.

Mr. Labenski declared that he complies with all requirements under the Israeli Companies Law for serving as an external director. Such Declaration is attached as Annex B to this Proxy Statement.

The compensation of Mr. Labenski for his service as external director of the Company shall be an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company's shareholders on December 5, 2002.In addition, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to Mr. Labenski (the "Restricted Shares" and the "Recipient" respectively). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of the Recipient, in accordance with the capital gains tax track selected by the Company.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 15, 2010, approximately 0.07% of the Company's issued share capital and approximately 0.07% of the Company's issued share capital, on a fully diluted basis14.

The terms of grant by the Company of the Restricted Shares to Mr. Chaim Labenski are identical to the terms of grant of Restricted Shares to the other directors of the Company as discussed in Proposal No. 6 above.

Mr. Labenski will also be entitled to an indemnification letter from the Company, identical to the indemnification letter granted by the Company to all other directors and officers of the Company. For additional information regarding the Company's indemnification letter, see the Company's Proxy Statement dated October 5, 2005. Mr. Labenski's liability will also be covered under the Company's directors' and officers' liability insurance policy.

14	Assuming the exercise of 515,850 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the election of Mr. Labenski as an external director of the Company for a three-year term and the compensation terms of Mr. Labenski as external director of the Company, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

RE-ELECTION OF MS. ORLI GARTI-SEROUSSI AS AN EXTERNAL DIRECTOR FOR AN
ADDITIONAL THREE-YEAR TERM COMMENCING ON JANUARY 31, 2011 AND TO
APPROVAL OF THE COMPENSATION TERMS OF MS. GARTI-SEROUSSI AS EXTERNAL
 DIRECTOR OF THE COMPANY, INCLUDING THE GRANT OF 12,000 RESTRICTED
 SHARES OF THE COMPANY IN THREE EQUAL ANNUAL CONSECUTIVE GRANTS
UNDER THE COMPANY'S 2006 ISRAELI INCENTIVE COMPENSATION PLAN

Ms. Orli Garti-Seroussi will complete her service as an external director of the Company on January 30, 2011. The Company proposes to re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional 3-year term commencing on January 31, 2011.

Orli Garti Seroussi joined our board of directors on January 31, 2008 as an external director. Ms. Garti-Seroussi has served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

Ms. Orli Garti-Seroussi declared that she complies with all requirements under the Israeli Companies Law for serving as an external director. Such Declaration is attached as Annex C to this Proxy Statement.

The compensation of Ms. Orli Garti-Seroussi for her service as external director of the Company shall be an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company's shareholders on December 5, 2002.In addition, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to Ms. Garti-Seroussi (the "Restricted Shares" and the "Recipient" respectively). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of the Recipient, in accordance with the capital gains tax track selected by the Company.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 15, 2010, approximately 0.07% of the Company's issued share capital and approximately 0.07% of the Company's issued share capital, on a fully diluted basis15.

15	Assuming the exercise of 515,850 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

The terms of grant by the Company of the Restricted Shares to Ms. Garti-Seroussi are identical to the terms of grant of Restricted Shares to the other directors of the Company as discussed in Proposal No. 6 above.

Ms. Orli Garti-Seroussi will also be entitled to an indemnification letter from the Company, identical to the indemnification letter granted by the Company to all other directors and officers of the Company. For additional information regarding the Company's indemnification letter, see the Company's Proxy Statement dated October 5, 2005. Ms. Orli Garti-Seroussi's liability will also be covered under the Company's directors' and officers' liability insurance policy.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Ms. Orli Garti-Seroussi as an external director of the Company for a three-year term commencing on January 31, 2008 and the compensation terms of Ms. Garti-Seroussi as external director of the Company, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2009. These documents can be found on the Company's website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Alex Hilman, Executive Chairman of the Board of Directors

November 18, 2010

Annex A

 Date: 11/17/2010

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Shlomo (Tom) Wyler I.D. No.X4519444, a resident of Israel whose address is 8 Herzel Rosenblum Tel Aviv after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees (please detail the degree, the granting institute and the date of grant):

1979 - University of Zurich-  Masters degree in Business Economics,

5.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

6.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

7.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company and the Company's Chairman of the Board immediately.

9.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's reports;

10.	This is my name, this is my signature and the facts stated above are true.

Shlomo (Tom) Wyler	X4519444	/s/ Shlomo (Tom) Wyler
Name	I.D.	Signature

2

 Date: 11/15/2010

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Dana Tamir-Tavor, I.D. No.06771703, a resident of Israel, whose address is 10A Tavas Street Hod-Hasharon, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have graduated several technical institutes from which I have diplomas. I have also done full academic studies but not completed the exams, therefore I do not hold an academic diploma.

5.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D. In relation to Annex D.

6.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

7.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company and the Company's Chairman of the Board immediately.

8.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's reports;

9.	This is my name, this is my signature and the facts stated above are true.

Dana Tamir-Tavor	06771703	/s/ Dana Tamir-Tavor
Name	I.D.	Signature

2

 Date:  11/16/2010

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Alex Hillman I.D. No. 51133460, a resident of Israel whose address is 75 Hailanot St Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

•	1976 - University of Tel Aviv: B.A in Accounting

•	1976 - University of Tel Aviv: B.A in Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

5.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

6.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

7.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company and the Company's Chairman of the Board immediately.

8.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's reports;

9.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman	051133460	/s/ Alex Hilman
Name	I.D.	Signature

2

 Date:   11/15/2010

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Danny Lustiger I.D. No 022963763, a resident of Israel whose address is 56 Izhak Shada St Herzliya after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.

2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations

1993-1996 – Tel Aviv University - MBA in Finance and International Management

1992-1993 – Tel Aviv University - Advance studies in accounting

1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

5.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

6.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

7.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company and the Company's Chairman of the Board immediately.

8.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's reports;

9.	This is my name, this is my signature and the facts stated above are true.

Danny Lustiger	022963763	/s/ Danny Lustiger
Name	I.D.	Signature

2

Annex B

Date:11/14/2010

To:

Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as an External Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Chaim Labenski I.D. No.65406753, a resident of Israel, whose address is 7 Fishman Maymon, Tel-Aviv, 64236 Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq;

2.
I am aware of the requirements of the Law with regard to the service of an External Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 226 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an external director of the Company, as detailed as follows.

6.
I have the professional qualification, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations");

The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this deceleration.

7.
I am an "Expert External Director" in accordance with Section 1 of the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5760-2000 ("Compensation Regulations") attached hereto (delete if not applicable).

Section 1 of the Compensation Regulations, as in effect as of the date hereof, is attached hereto as Annex B1 and is an integral part of this deceleration.

I have the following academic degrees:

•	B. Sc – civil engineering, Aston University UK

•	M. Sc – Engineering Management, Leeds University UK

•	Dp. B.A. – Business Administration, Manchester Business School UK

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this deceleration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
Neither I, nor my relatives, my partner, my employer, who I am subordinate to directly or indirectly,  nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had, any relationship with the Company, its controlling shareholder at the appointment date, or with any other entity.

For the purpose of this section-

"relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

2

"other entity" means an entity in which, currently or within the two years prior to the appointment date, the controlling person was the Company or the Company’s controlling person.

"appointment date" the date on which the general meeting will appoint me as an External Director, in accordance with Section 239 (B) of the Law.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an External Director and which do not constitute an "relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and is an integral part of this declaration. The aforesaid relationships are as follows1:

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an External Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

3

14.
I am aware that under the Law, I shall not be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed from the termination of my services as an External Director of the Company.

15.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the External Director and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and criterion of the Companies Regulations and the Relationship Regulations.

16.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an External Director.

17.	This is my name, this is my signature and the facts stated above are true and correct.

Chaim Labenski	65406753	/s/ Chaim Labenski
Name	I.D.	Signature

4

Annex C

Date: 11/16/2010

To:

Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as an External Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Orli Garti-Seroussi, I.D. No. 056381981, a resident of Israel, whose address is 41 Ha'Chashmonaim st, Tel-Aviv, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq;

2.
I am aware of the requirements of the Law with regard to the service of an External Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 226 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an external director of the Company, as detailed as follows.

6.
I have the accounting and financial expertise, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations");

The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this deceleration.

7.
I am an "Expert External Director" in accordance with Section 1 of the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5760-2000 ("Compensation Regulations") attached hereto (delete if not applicable).

Section 1 of the Compensation Regulations, as in effect as of the date hereof, is attached hereto as Annex B1 and is an integral part of this deceleration.

I have the following academic degrees:

I am an Israeli Certified Public Accountant since 1991. I have a BA degree in Accounting and Economics (1987), and a Master degree in Business Administration (1996), both granted from Tel-Aviv University. I also have a Master degree in Public Administration (1997) granted from Harvard University, MA, USA.

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this deceleration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
 Neither I, nor my relatives, my partner, my employer, who I am subordinate to directly or indirectly,  nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had, any relationship with the Company, its controlling shareholder at the appointment date, or with any other entity.

For the purpose of this section-

"relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

2

"other entity" means an entity in which, currently or within the two years prior to the appointment date, the controlling person was the Company or the Company’s controlling person.

"appointment date" the date on which the general meeting will appoint me as an External Director, in accordance with Section 239 (B) of the Law.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an External Director and which do not constitute an "relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and is an integral part of this declaration. The aforesaid relationships are as follows1:

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an External Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

3

14.
I am aware that under the Law, I shall not be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed from the termination of my services as an External Director of the Company.

15.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the External Director and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and criterion of the Companies Regulations and the Relationship Regulations.

16.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an External Director.

17.	This is my name, this is my signature and the facts stated above are true and correct.

Orli Garti-Seroussi	056381981	/s/ Orli Garti-Seroussi
Name	I.D.	Signature

4

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
 GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on November 23, 2010 at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Wednesday, December 29, 2010, at 10 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed.  To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposal No. 4 through 5 and 8 through 11) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company's board of directors of four (4) directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Alex Hilman to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Dana Tamir-Tavor to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Re-election of Danny Lustiger to the Company's board of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2010 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 3:

Ratification and approval of the Company's insurance policies concerning insurance of directors’ and officers' liability, including as directors and officers of the company's subsidiaries.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 4:

Approval of an employment agreement between the Company and Mr. Shlomo (Tom) Wyler, the Company's President, and Chief Executive Officer, who is also considered the Company's controlling shareholder;

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 4? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4.)

YES ☐	NO ☐

Proposal 5:

Approval of a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 1999 Israeli Share Option Plan;

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 5? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)

YES ☐	NO ☐

Proposal 6:

Approval of a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman, Ms. Dana Tamir-Tavor and Mr. Danny Lustiger, directors of the company, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 7:

Approval of a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Shlomo (Tom) Wyler, the Company's President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 7? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 7.)

YES ☐	NO ☐

Proposal 8:

Election of Mr. Chaim Labenski as an external director of the Company for a three-year term commencing on December 20, 2010 and to approve the compensation terms of Mr. Labenski as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 8.)

YES ☐	NO ☐

Proposal 9:

Re - election of Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2011 and to approve the compensation terms of Ms. Garti-Seroussi as external director of the Company, including the grant of 12,000 restricted shares of the Company in three equal annual consecutive grants under the Company's 2006 Israeli Incentive Compensation Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 9.)

YES ☐	NO ☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2010

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.